June 21, 2006

Via facsimile to ((212) 801-6400) and U.S. Mail

Michael L. Pflaum, Esq.
Greenberg Traurig, LLP
MetLife Building
200 Park Avenue
New York, NY  10166

Re:	Mestek, Inc.
      Preliminary Schedule 14A
      Filed May 26, 2006
      File No. 001-00448

      Schedule 13E-3
      Filed May 31, 2006
      File No. 005-20200

Dear Mr. Pflaum:

      We have reviewed the above filings for compliance with Rule 13e-3 and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.
      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 13E-3
1. We note that John Reed and Stewart Reed beneficially own approximately 38% and 25% of your outstanding, respectively, and will continue in their capacities as directors and, in the case of John Reed, chief executive officer of the company. Please provide an analysis as to whether each is engaged in this going private transaction. For help in making this determination, please review
Section II.D.3 of our Current Issues Outline, publicly available at our website at www.sec.gov.
2. Please be advised that the Schedule 13E-3 must be filed with the
Commission at the same time as preliminary soliciting materials under
Regulation 14A.  See General Instruction D. to Schedule 13E-3.

Item 2.  Subject Company Information
3. Please disclose the information under sub-item (f) in the document to be delivered to security holders. Also, provide the price information with respect to your purchases of common stock as required by Item 1002(f) of Regulation M-A.

Item 16.  Material to be Filed as Exhibits
4. In connection with our comment below relating to your prior disclosures about the transaction on Form 8-K, please ensure that you include as exhibits all disclosure materials. See Item 1016(a) of Regulation M-A.
5. Please file the credit facility agreement as an exhibit to the
Schedule 13E-3.  See Item 1016(b) of Regulation M-A.

Preliminary Schedule 14A
General
6. Rule 14a-4(b)(1) requires you to separately break out on the proxy card each matter to be voted on. Separate matters may be cross-conditioned upon one another, such that one will not pass unless the other does. See the September 2004 interim supplement to the Division of Corporation Finance`s Manual of Publicly Available Telephone Interpretations. We believe you must potentially present as separate matters the reverse stock split and the forward stock split. Please revise to allow security holders to separately vote on the reverse stock split and the forward split, or explain why, based on our telephone interpretation, separation is not required. If you choose to present your analysis, it should note whether sate law and/or Mestek`s governing instruments require a security holder vote.
7. We note that the current reports filed on Form 8-K on April 3, April 14, and May 26, 2006, among others, relate to the current going private transaction. Please tell us why you did not file these materials as soliciting materials under Rule 14a-12 and file the materials as required under Regulation 14A.
8. Please correct the page numbering throughout the document and fill in the blanks.


Form of Proxy
9. Please revise the form of proxy and the cover page of your proxy statement to clearly identify it as being preliminary. See Rule
14a-
6(e)(1) of Regulation 14A.

Cover Page
10. Please tell us why your document title refers to the revocation of proxies.
11. We note your disclosure that states that the votes of a majority of the minority and a majority of affiliates have been "proposed." Please revise to clarify here and throughout the proxy statement whether these votes will in fact be applicable to the approval of the stock splits or not to ensure there is no uncertainty as to the required approval.

Summary Term Sheet
12. It appears from the subsection entitled "Vote Required" that the approval of a majority of each of the shares entitled to vote and the votes cast at the meeting by affiliated holders is assured given the holdings by your affiliates. Please state affirmatively that these approvals are assured here and throughout the proxy statement. We note that you "expect" your directors and executive officers to vote for the transactions; provide more certainty as to the voting intentions of your directors and executive officers.

Questions and Answers
13. Revise the answer to "What is the vote required to approve the `going private` transaction?" to clarify that broker non-votes function as votes against the transaction give the statutory approval requirements for the transaction.

Summary Financial Information
14. Please relocate this disclosure so the "Special Factors" section follows the Summary section immediately. See Rule 13e-
3(e)(1)(ii).

Special Factors

Overview of the Company and the Transaction - Shareholder
Protections
15. Please describe the type of information required by Rule 15c2-
11
and by NASD Form 211.

Purposes, Alternatives - Reasons for Going Private
16. It appears that the factors cited in support for the timing of the company`s pursuit of this going private transaction have been present for some time. Thus, please discuss why the company chose to engage in a going private transaction at this time as opposed to any other time in the company`s public company history. Refer to Item 1013(c) of Regulation M-A.

Purposes, Alternatives - Advantages of Going Private
17. Please provide a break-down of the $350,000 historical "public company" costs you expect to save following the going private transaction.
18. With respect to the disclosure under the subheading "Expense of
Maintaining Numerous Small Shareholders," clarify whether the expense is part of the tabular disclosure in the previous page.

Purposes, Alternatives - Alternatives Considered
19. We note that state law does not provide dissenters` rights in connection with this transaction. Discuss whether this was a factor in setting the structure of this going private transaction. That is, how did the board consider the lack of dissenters` rights in choosing the method by which to take the company private? Would dissenters` rights have been available had you chosen a different means?

Effects of the Transaction - Generally
20. The circumstances under which the board may choose to abandon the going private transaction despite security holder approval are material and should be described with as much specificity as possible here and in the Summary Term Sheet section.

Effects of the Transaction - Effects on the Unaffiliated Remaining
Shareholders
21. Please clarify in the third paragraph whether the annual financial statements that remaining security holders may request will be audited.

Background of the Transaction
22. We note that the special committee of your board of directors was formed in December 2004. Explain in your disclosure why in late December 2004, apparently after the formation of the special committee, management presented Mr. Reed, instead of the special committee, a proposal for a going private transaction.
23. Please provide more details about how you arrived at the price per share to be paid for the shares held by your unaffiliated security holders as a result of the going private transaction. Your expanded discussion should state who set the price and by what methodology.

Fairness of the Transaction - Substantive Fairness
24. Please revise your disclosure in the second paragraph of this section to address the substantive fairness of the transaction to unaffiliated security holders. Please disclose whether each filing person believes that the Rule 13e-3 transaction is fair or unfair to unaffiliated security holders, rather than to the Reeds and security holders affiliated with them. It appears that the "Company`s shareholders" other than the Reeds and their affiliates includes officers, directors and other affiliates of the company who may not be affiliated with the Reeds. Please revise your document as necessary to present consistent disclosure.
25. Revise your document to ensure that you have provided a reasonably detailed discussion of each material factor forming the basis for your fairness determination in accordance with Item 1014(b)
of Regulation M-A. A listing of the factors considered, without a discussion of how that factor relates to the determination that the transaction is fair to the unaffiliated security holders (i.e., how each factor was analyzed) is inadequate. See In the Matter of Meyers
Parking Systems Inc., Securities Exchange Act Rel. No. 26069 (September 12, 1988). For example, we note the lack of a discussion of the factors listed in Instruction 2 to Item 1014 of Regulation M-
A. If true, indicate why any factor was not material to this transaction. If any of these factors were disregarded or not considered despite being material, please discuss the reasons why those factors were disregarded or not considered. If any of these factors indicated a higher value than the $15.24 per share to be paid to the cashed-out security holders, your discussion should address that difference and include a statement as to the basis for the belief that the transaction is fair despite the difference in value.
See Questions 20 and 21 in Exchange Act Release No. 17719 (April
13,
1981) for guidance in revising your disclosure.
We note the reference to Houlihan Lokey`s opinion. If any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No.
34-17719 (April 13, 1981), which states that a mere reference to an extract from the financial advisor`s report will not be sufficient.
Please revise accordingly.
26. See our comment above. Please also address how any filing person relying on the Houlihan Lokey opinion was able to reach the fairness determination as to unaffiliated security holders given that the Houlihan Lokey fairness opinion addressed fairness with respect to security holders other than the Reeds and their affiliates, rather than all security holders unaffiliated with the company.

Opinion of Houlihan Lokey
27. Please provide us with supplemental copies of any materials prepared by Houlihan Lokey in connection with its fairness opinion, including any "board books," draft fairness opinions provided to your
board of directors and any summaries of presentations made to your board of directors. All such materials generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the
Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by Houlihan Lokey, whether oral or written, preliminary or final, is a separate report that requires a reasonably detailed description meeting the requirements of Item
1015
of Regulation M-A.  Revise to summarize all the presentations made by
Houlihan Lokey, if any, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3. We note the August 17, 2005 reference to the special committee having used the results of a preliminary valuation analysis prepared by Houlihan Lokey to maintain discussions with Mr. Reed. We also note the draft opinion delivered on March 17, 2006 and the draft opinion and draft presentation delivered on or about May 2, 2006, each by Houlihan Lokey.
28. We note your disclosure that Houlihan Lokey`s opinion may not be
used for any purpose without Houlihan Lokey`s consent. Revise to disclose expressly whether that consent has been given. See Section
II.D.1 of our Current Issues Outline for further guidance.
29. Please disclose the financial projections provided to Houlihan Lokey for fiscal years 2006-2009.
30. We note the inclusion of an analysis of recent going private transactions in the "Summary of Financial Analyses Performed by Houlihan Lokey." Please revise your disclosure to summarize it.
31. With respect to the paragraph after the table in the "Summary of
Financial Analyses Performed by Houlihan Lokey," it is unclear how Houlihan Lokey obtained the ranges of enterprise value and total enterprise value. Please clarify. If the ranges merely restate the combined results of the analyses described in this section, state so
and ensure that investors are able to cross-reference each value in
the range to the appropriate analysis.
32. Please revise your disclosure to provide the information required
by Item 1015(b)(6) of Regulation M-A. Please include a summary of the results achieved in each analysis on a per share basis, the underlying data for each analysis (i.e., the enterprise value and EBITDA for each selected company in the market multiple approach, the transaction value and EBITDA used in the merger and acquisition transaction approach, and the data used in the discounted cash flow analysis), and a description of how each analysis` results (i) compare with the per share consideration offered to cashed-out security holders, and (ii) support the ultimate fairness opinion rendered by Houlihan Lokey. Please refer to the additional comments in this regard below.
33. Refer to the Market Multiple Approach. Please explain how the selected multiple ranges in each of the last two tables in this section relate to the ratios in the first table. Also, explain why the selected enterprise value ranges in each of the last two tables
does not match any of the results immediately above the range.
34. Explain the meaning of the acronym "MNF" in the Market
Multiple
Approach.
35. Refer to the Discounted Cash Flow Analysis.  Please explain how
Houlihan Lokey determined that discount rates of 10%-12% and 12%-
14%
and EBITDA multiples of 5.5x-7.5x and 4.0x-6.0x, for the HVAC and Formtek segment respectively, were the most appropriate indicators of value. Disclose the industry averages. Also, explain why the selected enterprise values were based on "certain ranges" within the analysis.
36. Refer to the Discounted Cash Flow Analysis.  Explain how
Houlihan
Lokey derived each segment`s enterprise value as they appear on the table in this section.

Potential Conflicts of Interest
37. Please name the director who holds less than 2000 shares of your common stock.

Sources and Amounts of Funds
38. Please disclose the current interest rate on your line of credit facility. Also, provide the disclosure required by Item
1007(d)(2)
of Regulation M-A.

Federal Tax Consequences
39. While you may recommend that security holders consult their tax advisors with respect to their particular tax consequences, you may not "urge" them to do so. Please revise.

Reservation
40. Your disclosure here indicates that the board reserves the right to abandon the transaction at any time prior to filing the amendment to your articles of incorporation with the state. With respect to the anticipated timing of the reverse split, please describe your current intentions here and where appropriate in the proxy statement, including in the Summary Term Sheet.

Security Ownership of Certain Beneficial Owners and Management
41. We note that Schwerin Boyle Capital Management filed a
Schedule
13G/A in February 2006 indicating it was the beneficial owner of more than 5% of your outstanding shares. Please tell us why you have not listed this entity in this section or revise the disclosure appropriately.

Security Ownership of Certain Beneficial Owners and Management
42. Please add a column to the table in this section to show the percentage of outstanding securities which the persons listed will beneficially own after the going private transaction.
43. With respect to the 1,712,691 shares by family trusts for which
Mr. John Reed serves as a trustee, please tell us whether Mr. Reed is the beneficial owner of the shares based on the definition of beneficial ownership in Rule 13d-3.

Documents Incorporated by Reference
44. Refer to the third paragraph in this section. Note that Schedule
14A does not specifically permit general "forward incorporation" of documents to be filed in the future. Rather, you must specifically amend your document to specifically list any such filings. Please revise.
45. Revise your disclosure to reflect the new address of the SEC at
Station Place, 100 F Street, N.E., Washington, D.C. 20549. Also, note that our regional offices are no longer open to the public.

*       *       *       *
      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.
      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
      In connection with responding to our comments, please provide, in writing, a statement from the company (and any additional filing persons you add on the Schedule 13E-3 in response to our comments above) acknowledging that:
* the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
* the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.
      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

					Sincerely,



					Daniel F. Duchovny
					Special Counsel
					Office of Mergers & Acquisitions
Michael L. Pflaum, Esq.
Greenberg Traurig, LLP
June 21, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0303

         DIVISION OF
CORPORATION FINANCE